

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2023

Dr. Neil Maresky
Chief Executive Officer
Psyence Biomedical Ltd.
121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

>   **Re: Psyence Biomedical Ltd.**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed October 16, 2023**
>   **File No. 333-273553**

Dear Dr. Neil Maresky:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4

Questions and Answers about the Business Combination
Who is Psyence?, page 8

1.   We note your response to prior comment 2 and re-issue in part. Please revise the Q&A to remove citations to clinical data and trials of PEX010 from trials that are not conducted or sponsored by Psyence.

Please contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ari Edelman